KUALA LUMPUR KEPONG BERHAD

(15043-V)
www.klk.com.my

Our Ref : KLK/SE [redacted]

19 October 2007

07027594

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States of America

SUPPL

Dear Sirs

ANNOUNCEMENT : FILE NO. 82-5022
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934

We enclose a copy of the following announcements which were made to Bursa Malaysia Securities Berhad (the Malaysian Stock Exchange) for your records :

DATE	**TITLE**
	GENERAL ANNOUNCEMENT
10 Sept 2007	Listed Companies' Crop – August 2007
28 Sept 2007	Kuala Lumpur Kepong Berhad ("KLK" or "The Company") Acquisition of the Entire Equity Interest of Uniqema (Malaysia) Sdn Bhd ("Uniqema Malaysia")
03 Oct 2007	Kuala Lumpur Kepong Berhad ("KLK" or "The Company") (A) Acquisition of New Subsidiary, Golden Complex Sdn. Bhd., through Subscription of Shares (B) Provision of Financial Assistance for the 4th Quarter ended 30 September 2007
09 Oct 2007	Listed Companies' Crop – September 2007
	CHANGES IN SUBSTANTIAL SHAREHOLDER'S INTEREST PURSUANT TO FORM 29B OF THE COMPANIES ACT, 1965
07 Sept 2007	Employees Provident Fund Board
12 Sept 2007	Employees Provident Fund Board
17 Sept 2007	Employees Provident Fund Board
18 Sept 2007	Employees Provident Fund Board
26 Sept 2007	Employees Provident Fund Board
28 Sept 2007	Employees Provident Fund Board
02 Oct 2007	Employees Provident Fund Board
04 Oct 2007	Employees Provident Fund Board
08 Oct 2007	Employees Provident Fund Board
09 Oct 2007	Employees Provident Fund Board

PROCESSED
OCT 30 2007
THOMSON FINANCIAL

Wisma Taiko, 1 Jalan S.P. Seenivasagam, 30000 Ipoh, Perak Darul Ridzuan, Malaysia.
Tel: 605-2417844 Fax: 605-2535018 (Corporate)

Kindly acknowledge receipt of the enclosures at the e-mail address stanley.lim@klk.com.my. Please quote the date of our letter in your acknowledgement.

Yours faithfully
KUALA LUMPUR-KEPONG BERHAD

[J. C. Lim]
Company Secretary

enc.

cc Worldwide Securities Services (WSS), American Depositary Receipt (ADR) Group
Capital Tower, 14/F, 168 Robinson Road, Singapore 068912 [Tel : (65) 6882 7666]
Attention : Ms Tintin Subagyo

LSL\SECRETARIAL\MISC\ADR-SEC\2007\September 2007

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **10/09/2007 04:05:30 PM**
Reference No **KL-070910-C794B**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
August 2007

* **Contents :-**

We submit below the crop figures for the month of **August 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	171,573	173,526	177,064	178,660	215,895	**240,064**	
Crude Palm Oil (mt)	39,106	36,177	35,607	35,990	36,693	36,435	43,751	**49,719**	
Palm Kernel (mt)	9,513	8,870	9,034	8,965	8,523	8,094	9,616	**11,194**	
Rubber (kg)	2,011,310	2,333,177	1,492,328	996,246	1,481,947	1,863,257	2,198,743	**2,316,904**	

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **28/09/2007 05:00:59 PM**
Reference No **KL-070928-B8ECD**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

**KUALA LUMPUR KEPONG BERHAD ("KLK" or "THE COMPANY")
ACQUISITION OF THE ENTIRE EQUITY INTEREST OF UNIQEMA (MALAYSIA) SDN BHD ("UNIQEMA MALAYSIA")**

* **Contents :-**

1. Introduction

The Board of Directors of KLK wishes to announce that its subsidiary, Palm-Oleo Sdn Bhd had on 28 September 2007 entered into a sale and purchase agreement with Croda Overseas Holdings Limited ("Croda" or "the Vendor") to acquire the entire issued capital of Uniqema Malaysia for a total cash consideration of RM67,671,400 (hereinafter referred to as "the Acquisition").

The issued capital of Uniqema Malaysia comprises 200,000 ordinary shares of RM49 each in Uniqema Malaysia representing equity interest of 100% in Uniqema Malaysia and 129,286 redeemable preference shares of RM1.00 each in Uniqema Malaysia.

Palm-Oleo Sdn Bhd is a joint venture between KLK, Mitsui & Co. Ltd of Japan, Adeka Corporation of Japan and Miyoshi Oil & Fat Co. Ltd of Japan.

2. Information on Uniqema Malaysia

Uniqema Malaysia was incorporated in Malaysia on 20 June 1997. The business has been operating since 1981 when it was founded by Unilever plc and was subsequently restructured under Uniqema Malaysia in 1997.

Uniqema Malaysia produces fatty acids, glycerine, fatty acid esters and soap noodles and has operated as part of Croda's oleochemical division. Croda acquired Uniqema Malaysia as part of the acquisition of the Uniqema Group from Imperial Chemical Industries PLC in 2006.

Uniqema Malaysia is located in Bukit Raja, Klang in the State of Selangor Darul Ehsan and has an installed oleochemical production capacity of 100,000 tonnes

per annum ("TPA") for fatty acids and soap noodles and 15,000 TPA of fatty acid esters.

3. Details of the Proposed Acquisition

3.1 Salient Terms of the Agreement

The purchase price for the Acquisition shall be RM67,671,400 which is inclusive of working capital of RM17,063,472 in Uniqema Malaysia.

3.2 Sources of Funding

The Acquisition will be funded by existing cash reserves and bank borrowings.

3.3 Basis of Arriving at Purchase Consideration

The purchase consideration was arrived at on a willing-buyer, willing-seller basis after taking into account replacement cost of the existing production capacity and the past and projected future earnings of Uniqema Malaysia.

4. Information on the Vendor

The Vendor is a subsidiary of Croda International Plc. The Croda Group is a leading speciality chemical company with its global headquarters in Cowick Hall, East Yorkshire, England. Founded in 1925, the Croda Group has approximately 4,000 employees worldwide and has commercial and technical centres and manufacturing operations in each major region in the world. Croda International Plc is listed on the London Stock Exchange.

5. Rationale for the Acquisition

The Acquisition fits well with KLK's resource based manufacturing activities as it will provide KLK with the opportunity to increase its overall manufacturing capacity of fatty acids and soap noodles and, the opportunity to expand into the manufacturing of fatty acid esters.

Uniqema Malaysia comes with an established customer base and is expected to generate benefits to the KLK's oleochemical business. Synergistic benefits are expected to be derived in areas such as logistics, marketing and operating overheads.

6. Effects of the Acquisition

6.1 Issued and Paid-Up Share Capital

The Acquisition will not have any effect on the issued and paid-up share capital of KLK as the Acquisition is to be settled in cash.

6.2 Net Assets per Share

The Acquisition will not have any effect on the KLK Group's net assets per share.

6.3 Earnings per Share

The Acquisition is not expected to have any material effect on the earnings of the KLK Group for the financial year ending 30 September 2007. However, it is expected to contribute positively to the future earnings of the KLK Group.

6.4 Substantial Shareholders' Shareholding

The Acquisition will not have any effect on the shareholdings of the Company's substantial shareholders.

6.5 Gearing

The Acquisition will have no material effect on the gearing of KLK Group.

7. Risk Factors

The Acquisition is generally subject to certain risks inherent in the manufacturing and distribution of oleochemicals. The KLK Group is already exposed to similar risks via its existing oleochemical operations and will address such risks as part of the KLK Group's ordinary course of business.

Further, the KLK Group has a significant manufacturing presence in Selangor and is exposed (if any) to any economic, political, legislative and other developments that may affect the manufacturing industry in Selangor.

8. Approvals Required

No approvals are required for the Acquisition.

The Acquisition does not fall within the class of transactions which requires shareholders' approvals at a General Meeting under Bursa Malaysia Listing Requirements.

9. Directors' and Major Shareholders' Interests

None of the Directors and/or Major Shareholders of the Company and any persons connected with them have any interest, direct or indirect, in the Acquisition.

10. Directors' Opinion

After considering all aspects of the Acquisition, the Board of Directors of KLK is of the opinion that the Acquisition is in the best interest of the Company.

11. Estimated Timeframe for Completion

The Acquisition is already completed.

12. Departure from the Policies and Guidelines on Issue/Offer of Securities of the Securities Commission ("SC Guidelines")

The Acquisition is not subject to the SC Guidelines.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **03/10/2007 04:58:03 PM**
Reference No **KL-071003-0708D**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J. C. Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

KUALA LUMPUR KEPONG BERHAD ("KLK" or "the Company")

(A) ACQUISITION OF NEW SUBSIDIARY COMPANY, GOLDEN COMPLEX SDN. BHD., THROUGH SUBSCRIPTION OF SHARES

(B) PROVISION OF FINANCIAL ASSISTANCE FOR THE 4TH QUARTER ENDED 30 SEPTEMBER 2007

* **Contents :-**

(A) ACQUISITION OF NEW SUBSIDIARY COMPANY, GOLDEN COMPLEX SDN. BHD., THROUGH SUBSCRIPTION OF SHARES

We refer to our earlier announcement on 29 August 2007, and wish to advise that KLK's acquisition of Golden Complex Sdn. Bhd. ("GCSB") via a subscription of 199,998 ordinary shares of RM1.00 each at par value per share in the capital of GCSB has been completed. The said subscription represents 99.99% of the enlarged issued and paid-up share capital of GCSB and following the subscription, GCSB has become a subsidiary of KLK.

(B) PROVISION OF FINANCIAL ASSISTANCE FOR THE 4TH QUARTER ENDED 30 SEPTEMBER 2007

Further to our announcement of 10 July 2007, KLK wishes to announce that the loans amounting to RM2,000,000 extended to a third party by Ortona Enterprise Sdn Bhd, a wholly-owned subsidiary of KLK in the ordinary course of its business as a licensed money lender, has since been fully repaid, as at 30 September 2007.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Form Version 2.0

General Announcement

Submitted by **KUALA LUMPUR KEPONG** on **09/10/2007 03:56:50 PM**
Reference No **KL-071009-BA8C5**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J C Lim**
* Designation	:	**Company Secretary**

---

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

Listed Companies' Crop
September 2007

* **Contents :-**

We submit below the crop figures for the month of **September 2007** :-

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

	2006		
	Oct	Nov	Dec
Fresh Fruit Bunches (mt)	190,148	226,049	175,040
Crude Palm Oil (mt)	40,741	47,999	36,210
Palm Kernel (mt)	9,226	10,653	8,525
Rubber (kg)	1,806,546	1,970,693	2,097,519

	2007								
	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
Fresh Fruit Bunches (mt)	195,918	170,968	171,573	173,526	177,064	178,660	215,895	240,064	**245,156**
Crude Palm Oil (mt)	39,106	36,177	35,607	35,990	36,693	36,435	43,751	49,719	**50,894**
Palm Kernel (mt)	9,513	8,870	9,034	8,965	8,523	8,094	9,616	11,194	**11,462**
Rubber (kg)	2,011,310	2,333,177	1,492,328	996,246	1,481,947	1,863,257	2,198,743	2,316,904	**2,373,586**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **07/09/2007 03:32:50 PM**
Reference No **KL-070907-97522**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **29/08/2007**	* **513,900**	
Acquired	**30/08/2007**	**580,400**	

* Circumstances by reason of which change has occurred : **Purchase of shares on open market**
* Nature of interest : **Direct**
Direct (units) : **96,586,200**
Direct (%) : **9.07**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **96,586,200**
* Date of notice : **30/08/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **12/09/2007 03:26:13 PM**
Reference No **KL-070912-8B832**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **05/09/2007**	* **441,600**	
Acquired	**05/09/2007**	**2,351,900**	
Disposed	**06/09/2007**	**35,100**	
Acquired	**06/09/2007**	**253,100**	

* Circumstances by reason of which change has occurred : **Sales of equity and Purchase of shares managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **98,714,500**
Direct (%) : **9.27**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **98,714,500**

* Date of notice : **06/09/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **17/09/2007 11:10:38 AM**
Reference No **KL-070917-16D6F**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP,** **Jalan Raja Laut,** **50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **07/09/2007**	* **1,119,200**	
Acquired	**07/09/2007**	**846,500**	
Disposed	**07/09/2007**	**134,000**	
Acquired	**10/09/2007**	**10,000**	

*	Circumstances by reason of which change has occurred	: **Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **98,317,800**
	Direct (%)	: **9.23**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **98,317,800**
*	Date of notice	: **10/09/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **18/09/2007 02:36:09 PM**
Reference No **KL-070918-44C0F**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **11/09/2007**	* **400,000**	
Acquired	**11/09/2007**	**7,500**	
Disposed	**11/09/2007**	**410,800**	
Disposed	**12/09/2007**	**89,200**	

* Circumstances by reason of which change has occurred : **Sales of equity, Purchase of shares managed by Portfolio Manager and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **97,425,300**
Direct (%) : **9.15**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **97,425,300**
* Date of notice : **12/09/2007**

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **26/09/2007 05:23:40 PM**
Reference No **KL-070926-3B0ED**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **20/09/2007**	* **50,000**	

* Circumstances by reason of which change has occurred : **Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **97,375,300**
Direct (%) : **9.14**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **97,375,300**

* Date of notice : **20/09/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **28/09/2007 03:42:07 PM**
Reference No **KL-070928-A5B2B**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Acquired**	* **24/09/2007**	* **1,059,000**	

*	Circumstances by reason of which change has occurred	: **Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **98,434,300**
	Direct (%)	: **9.24**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **98,434,300**
*	Date of notice	: **24/09/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **02/10/2007 04:19:27 PM**
Reference No **KL-071002-DE0CD**

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Kuala Lumpur Kepong Berhad**
*	Stock name	: **KLK**
*	Stock code	: **2445**
*	Contact person	: **J.C. Lim**
*	Designation	: **Company Secretary**

Particulars of substantial Securities Holder

*	Name	: **Employees Provident Fund Board**
*	Address	: **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
*	NRIC/passport no/company no.	: **EPF ACT 1991**
*	Nationality/country of incorporation	: **Malaysia**
*	Descriptions(class & nominal value)	: **Ordinary Shares of RM1.00 each**
*	Name & address of registered holder	:

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **25/09/2007**	* **735,300**	
Acquired	**25/09/2007**	**1,500**	
Disposed	**26/09/2007**	**476,300**	

*	Circumstances by reason of which change has occurred	: **Sales of equity and Purchase of shares managed by Portfolio Manager**
*	Nature of interest	: **Direct**
	Direct (units)	: **97,224,200**
	Direct (%)	: **9.13**
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	**Total no of securities after change**	: **97,224,200**
*	Date of notice	: **26/09/2007**
	Remarks	:

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **04/10/2007 04:58:06 PM**
Reference No **KL-071004-14F29**

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**Kuala Lumpur Kepong Berhad**
* Stock name	:	**KLK**
* Stock code	:	**2445**
* Contact person	:	**J.C. Lim**
* Designation	:	**Company Secretary**

Particulars of substantial Securities Holder

* Name	:	**Employees Provident Fund Board**
* Address	:	**Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no.	:	**EPF ACT 1991**
* Nationality/country of incorporation	:	**Malaysia**
* Descriptions(class & nominal value)	:	**Ordinary Shares of RM1.00 each**
* Name & address of registered holder	:	

As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **27/09/2007**	* **700,000**	
Disposed	**27/09/2007**	**200,000**	
Disposed	**28/09/2007**	**200,000**	
Disposed	**28/09/2007**	**91,000**	

* Circumstances by reason of which change has occurred	:	**Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest	:	**Direct**
Direct (units)	:	**96,033,200**
Direct (%)	:	**9.02**
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* **Total no of securities after change**	:	**96,033,200**
* Date of notice	:	**28/09/2007**
Remarks	:	

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **08/10/2007 04:14:26 PM**
Reference No **KL-071008-F656C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP, Jalan Raja Laut, 50350 Kuala Lumpur**
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **01/10/2007**	* **68,200**	
Disposed	**02/10/2007**	**1,000,000**	
Disposed	**02/10/2007**	**39,000**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**

Direct (units) : **94,926,000**
Direct (%) : **8.91**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :

* **Total no of securities after change** : **94,926,000**
* Date of notice : **02/10/2007**

Remarks :

Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by **KUALA LUMPUR KEPONG** on **09/10/2007 03:56:50 PM**
Reference No **KL-071009-B9F1E**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **Kuala Lumpur Kepong Berhad**
* Stock name : **KLK**
* Stock code : **2445**
* Contact person : **J.C. Lim**
* Designation : **Company Secretary**

Particulars of substantial Securities Holder

* Name : **Employees Provident Fund Board**
* Address : **Tingkat 23, Bangunan KWSP,**
Jalan Raja Laut,
50350 Kuala Lumpur
* NRIC/passport no/company no. : **EPF ACT 1991**
* Nationality/country of incorporation : **Malaysia**
* Descriptions(class & nominal value) : **Ordinary Shares of RM1.00 each**
* Name & address of registered holder :
As above

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* **Disposed**	* **03/10/2007**	* **1,000,000**	
Disposed	**03/10/2007**	**10,000**	
Disposed	**04/10/2007**	**173,400**	

* Circumstances by reason of which change has occurred : **Sales of equity and Sales of equity managed by Portfolio Manager**
* Nature of interest : **Direct**
Direct (units) : **93,742,600**
Direct (%) : **8.8**
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* **Total no of securities after change** : **93,742,600**

END

* Date of notice : **04/10/2007**

Remarks :